UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934


                       National Convenience Stores Incorporated
          ________________________________________________________________
                                   (Name of Issuer)

                                    Common Shares
          ________________________________________________________________
                            (Title of Class of Securities)

                                     635570-50-0
                              _________________________
                                    (CUSIP Number)


          Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5 Pages
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                                     SCHEDULE 13G
          CUSIP No. 635570-50-0                         Page  2  of 5 Pages


          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Quaker Capital Management Corporation
                    _____________________________________

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) ___

                                                                    (b)  X
                                                                        ___
          3    SEC USE ONLY

          4    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Pennsylvania
                    ____________


            NUMBER OF              5  SOLE VOTING POWER            7,500
             SHARES
          BENEFICIALLY             6  SHARED VOTING POWER        348,262
            OWNED BY
              EACH                 7  SOLE DISPOSITIVE POWER       7,500
            REPORTING
             PERSON                8  SHARED DISPOSITIVE POWER   348,262
              WITH

           9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    355,762
                    _______

          10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES    __

                    The Reporting Person disclaims beneficial ownership of 348,262 shares owned by its clients.


          11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    5.88%
                    _____


          12   TYPE OF REPORTING PERSON*

                    IA
                    __
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                                   TO SCHEDULE 13G
                                CUSIP NO. 635570-50-0

                    Pursuant to Rule 13d-1 and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby files this Schedule 13G.

          Item 1.   (a)  The name of the Issuer is
                         NATIONAL CONVENIENCE STORES INCORPORATED.

                    (b) The address of the Issuer's principal executive offices is 100 WAUGH DRIVE, HOUSTON, TEXAS 77007.

          Item 2.   (a)  The name of the person filing this report is
                         QUAKER CAPITAL MANAGEMENT CORPORATION
                         (the "Reporting Person").

                    (b) The address of the principal place of business of the Reporting Person is THE ARROTT BUILDING,
			 401 WOOD STREET, SUITE 1300, PITTSBURGH,
                         PENNSYLVANIA 15222-1824.

                    (c) The Reporting Person is a corporation organized and existing under the laws of the Commonwealth of Pennsylvania.

                    (d)  and (e) This report relates to the Common Stock of

                         NATIONAL CONVENIENCE STORES INCORPORATED
                         CUSIP NO. 635570-50-0.

          Item 3. The Reporting Person is a corporation registered as an Investment Adviser Under Section 203 of the Investment Advisers Act of 1940.

          Item 4.   Ownership
                    _________

                    (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 348,262 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities. Additionally, the Reporting Person and/or its principals own 7,500 shares of the Common Stock of the Issuer.

                    (b) The shares covered by this report represent 5.88% of the Common Stock of the Issuer.

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                    (c)  None of the clients of the Reporting Person is
                         known to own more than 5% of the Common Stock of the Issuer. The Reporting Person shares voting and dispositive power over the 348,262 shares owned by its clients and held in accounts over which it has discretionary authority. The Reporting Person and/or its principals have sole voting and dispositive power over the 7,500 shares owned by the Reporting Person and/or its principals.

          Item 5.   Ownership of Five Percent or Less of a Class
                    ____________________________________________

                    Not applicable.

          Item 6.   Ownership of More than Five Percent on
                    Behalf of Another Person
                    ______________________________________

                    348,262 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

          Item 7.   Identification and Classification of the
                    Subsidiary which Acquired the Security
                    Being Reported on by the Parent Holding Company
                    _______________________________________________

                    Not applicable.

          Item 8.   Identification and Classification of the
                    Members of the Group
                    ________________________________________

                    Not applicable.

          Item 9.   Notice of Dissolution of a Group
                    ________________________________

                    Not applicable.

          Item 10.  Certification
                    _____________

                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction involving such purposes or effect.

                                  Page 4 of 5 Pages
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                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   QUAKER CAPITAL MANAGEMENT CORPORATION




          February 10, 1995             By: /s/ Mark G. Schoeppner
                                            -------------------------------
                                             Mark G. Schoeppner
                                             President































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